Jillian Ivey Sidoti, Esq.
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

August 1, 2011

Re: RJD Green, Inc.
Amendment No. 1 to Registration Statement on Form S-1 November 12, 2010
File No 333-170312

Dear Mr. Crispino and Ms. Haseley,
Please see the responses to your comments below:
Summary Financial Data, page 4

1.
Please ensure that the summary financial data corresponds to the amounts on your  financial statements.  For example, earnings per share of common stock for the period from September 10, 2009 (the date of inception) to December 31, 2010 does not appear to agree to the statement of operations on page F-13.

We have updated this accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-11

2.
In response to prior comment 3, we note that the statements of cash flows were restated to revise net cash used in operations.  Tell us what consideration the auditors gave to this restatement.  Refer to AU 561 and AU 530.

We have updated the report accordingly.

Statement of Operations, page F-13

3.
We note the detailed calculation of net loss per share provided in response to prior comment 1.  Revise the net loss per share for the 4-month period ended December 31, 2010 on your statement of operations, accordingly.  In addition, revise the weighted average common shares outstanding in your computation of net loss for the cumulative period from September 30, 2009 to December 31, 2010 based on a fraction of the period outstanding for the entire 15-month period.  Refer to ASC 260-10-55-2.

We have updated the weighted average common shares.

Exhibit 5.1

4.	The legality opinion is given as of November 1, 2010. Please file a revised legality opinion that speaks as of a date immediately prior to the desired effective date of the registration statement.

We have updated the legal opinion accordingly.

Exhibit 23.1

5.	Please file an updated auditor’s consent to the use of its audit report for the periods ended December 31 and August 31, 2010. Refer to Rule 436 of Regulation C.

This has been filed.

Thank you for your attention.

Sincerely,

/s/
Jillian Sidoti
Counsel